FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  12 July 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Re Joint Venture sent to the London Stock Exchange on 12 July 2004



                   O2 Germany AND TCHIBO SET UP JOINT VENTURE


mmO2 plc today announces that Tchibo GmbH and O2 Germany have signed a contract to establish a 50/50 Joint Venture (JV) company. Over the next 12 months, the Hamburg-based operation known as Tchibo Mobilfunk GmbH & Co. KG plans to develop, test and launch mobile services in Germany. The company will announce further details in due course.

This latest announcement follows the successful JV between O2 UK and Tesco plc. Tesco Mobile, launched last September, is now available from over 500 Tesco stores throughout the UK and already has well over 250,000 pre-pay subscribers

                                     -ends-

Tchibo GmbH:
Tchibo, founded in 1949 by Max Herz as a coffee shipper, has today become a multinational concern with a range of interests stretching well beyond the traditional one of selling coffee. Over the years, the company has consistently built up its product range and distribution, and its strong brands now have a world-wide reputation for variety and quality. Tchibo GmbH is owned 100% by the Tchibo Holding AG, a management company which controls the investment portfolio of the Tchibo group. The latter is one of the largest and most successful German consumer goods manufacturers to be operating on an international scale.



O2 (Germany) GmbH & Co. OHG
O2 Germany, a subsidiary of mmO2 plc, offers its post-pay and pre-pay customers near-universal coverage through the own mobile communications network and a roaming agreement with T-Mobile. In addition, the company provides innovative mobile data services using both GPRS and UMTS technology.

mmO2
mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has nearly 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented 22.0% of total service revenues in the quarter ending 31 March 2004.

mmO2 contacts :
Richard Poston David Nicholas
Director of Corporate Affairs Director of Communications mmO2 plc mmO2 plc richard.poston@o2.com david.nicholas@o2.com t: +44 (0) 771 537 7079 t: +44 (0)771 575 9176

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 12 July 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary